Exhibit 4.74

FORM OF EMPLOYMENT AGREEMENT, BY AND BETWEEN

K WAVE MEDIA LTD. AND TED KIM

K Wave Media Ltd.

121 South Church Street

Grand Cayman George Town, VA

KY11104, CYI

[June 20, 2025]

Dear Mr. Ted Kim,

We at K Wave Media (“K Wave”) welcome your decision to provide leadership to K Wave as the CEO and are pleased to confirm our offer to you on the terms and conditions outlined in this letter.

Appointment

We are delighted to extend this offer to you. You will be appointed CEO of K Wave and your official commencement date is [June 20, 2025]. The term of your appointment will be for [six months] with an automatic extension for an additional six months unless either the board or you want to terminate.

Responsibilities

Your primary roles and responsibilities as CEO at K Wave will be to execute the company’s vision and company’s business objectives.

Annual base salary and other compensation

For your position, your salary is $35,700 per month. For the period during which you served as Co-CEO (from May 20 to June 19, 2025), you will receive 50% of this amount.

Stock-based compensation shall be determined separately.

Confidentiality, Intellectual Property, and Other Company Assets

The operations of the Company involve you receiving or having access to or knowledge of the company’s commercially sensitive or secret information. It is your responsibility and obligation to maintain the highest professional standards to ensure that this information is properly and professionally handled to protect the Company’s commercial interests and to ensure compliance with regulatory and legal requirements. Failure to follow these principles will jeopardize the Company’s reputation and business.

In addition to and without altering the legal obligations you already have to keep information secret, you promise not (except for the purpose of properly performing your duties for the Company or unless required to do so by law or any regulatory or investigative authority or unless authorized to do so by your line manager or senior officer) either during the course of your employment or after it has ended, whether deliberately or otherwise, to disclose, communicate, disparage (whether it is a fact or not), or solicit investment or business on any information that is confidential or belongs to the Company. This includes (1) The Company’s business records, which are the assets of the Company, (2) previous or existing portfolio companies, or (3) potential portfolio companies which have been verbally discussed for investment purposes.

You should assume that all information, which you come across during your duties, that is not already obviously public knowledge, is confidential. However, information that consists of general know-how or is a matter of your own skills or general or commercial knowledge is not confidential.

Termination with immediate effect

The Company may terminate the employment by written notice with immediate effect if the employee:

A.	Commits any act which may detrimentally affect the Company or any Associated Companies, including but not limited to an act of dishonesty, misdemeanor, negligence, fraud, willful disobedience, misconduct, breach of duty, disparagement, breach of confidentiality, bribery, sexual harassment, employee poaching, or etc.;

B.	Commits a breach of any other rules and regulations laid down by the Company from time to time in respect of the employment;

C.	Is convicted for criminal offence;

Other Terms of Service

A breach of any of the responsibilities set out in this document may constitute misconduct and may result in summary dismissal. In this document the terms “employee” and “employment” include arrangements legally constituting employment and also other arrangements for provision of services including those supplied by a temporary service provider or an independent contractor/consultant. The “Company” means K Wave Media and any subsidiaries, branches, affiliated funds, special purpose vehicles, or associates of K Wave Media.

Yours Sincerely,

For and on behalf of K Wave Media

AGREEMENT

I, Ted Kim, hereby confirm my acceptance of the above offer of employment and I shall commence work on [June 20, 2025] for the position of CEO.

Signature	Date: [June 20, 2025]